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Media and Investor Relations
Thomas M. O’Donnell, SAND Technology Inc.
Tom.Odonnell@sand.com

SAND Technology Announces Filing of
Interim Financial Report Delayed

Montréal, Québec, June 29, 2012: SAND Technology Inc. (the “Corporation” or “SAND Technology”) (OTCBB: SNDTF.OB) of Montréal, Québec, provider of the world’s most advanced column store database announced today that the filing of its interim financial report and related management’s discussion and analysis for the interim period ended April 30, 2012 (the “Required Filings”), will be delayed beyond the filing deadline of June 29, 2012. In the context of the previously announced departure of the Chief Financial Officer in early June 2012, the Corporation is not in a position to file the Required Filings in a timely fashion. The Corporation is working to complete its Required Filings at the earliest possible date and expects to file same by no later than July 31, 2012.

The Corporation has been advised by the Autorité des marches financiers (the “AMF”) that it intends, in accordance with the guidelines set out in Policy Statement 12-203 respecting Cease Trade Orders for Continuous Disclosure Defaults, to issue a cease trade order that will prohibit all trading of the securities of the Corporation. The cease trade order will remain in place until lifted by the AMF upon application by the Corporation following the filing of the Required Filings.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements contained in this press release are “forward looking statements” within the meaning of the United States Securities Act of 1934 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 or as “forward looking information” under Canadian securities legislation (collectively, “forward looking statements”). The forward-looking statements are intended to be subject to the safe harbour protection provided by these acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and by their nature are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND Technology to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND Technology on the date of this press release.

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For a more detailed discussion of these risks and uncertainties and other business risks, see SAND Technology’s current Annual Report and SAND Technology’s reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

ABOUT SAND TECHNOLOGY

SAND Technology is the world’s most advanced analytic database for customer data, managing massive amounts of big data, driving unparalleled performance, and deploying actionable insight to tens of thousands of users across the enterprise. With industry-leading software solutions for CRM and Loyalty analytics, SAND Technology delivers best-of-breed analytic performance to over 600 customers. SAND Technology has offices in the United States, Canada, UK, Germany and Australia and can be reached online at www.sand.com.